NEWS RELEASE

Crosshair Intersects Near Surface Uranium Mineralization - Extends C Zone to the Southwest

Dated: November 29, 2007	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to provide the latest assay results from holes ML-114 to ML-139 of the recently completed drill program at the C Zone on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. The strong mineralization intersected by drilling, much of which is at very shallow depths, continues to expand and upgrade the current C Zone uranium resource. Highlights from this portion of the program include:

  0.20% U3 O8 over 22.4 metres (70.9 to 93.3 m) as part of a wider zone grading
  0.10% U3 O8 over 46.3 metres (47.0 to 93.3 m), both within a broader zone of 0.048% U3 O8 over 101.0 metres (46.0 to 47.0 m) from hole ML-122*,
  * previously released

  0.10% U3 O8 over 5.5 metres (87.5 to 93.0 m) including
  0.20% U3 O8 over 2.0 metres (90.0 to 92.0 m) in hole ML-124,

  0.10% U3O8 over 5.0 metres (84.0 to 89.0 m) and
  0.10% U3O8 over 6.0 metres (91.5 to 97.5 m) both within a wider zone grading
  0.047% U3 O8 over 52.0 metres (61.5 to 113.5 m) in hole ML-126,

  0.10% U3 O8 over 6.0 metres (92.5 to 98.5 m) and
  0.11% U3O8 over 1.5 metres (105.5 to 107.0 m) both within a wider zone grading
  0.052% U3 O8 over 16.5 metres (92.5 to 109.0 m) in hole ML-127,

  0.10% U3 O8 over 5.0 metres (30.0 to 35.0 m) including
  0.21% U3O8 over 2.2 metres (31.0 to 33.2 m) in hole ML-135, and

  0.21% U3 O8 over 4.6 metres (5.5 to 10.1 m) within a zone grading
  0.10% U3 O8 over 12.0 metres (4.0 to 16.0 m) all within a wider zone grading
  0.050% U3 O8 over 35.9 metres (4.0 to 39.9 m) in hole ML-139.

“We are very pleased by the strong mineralization intersected at very shallow depths,” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair. “These excellent results expand the C Zone in several directions including to the southwest where we continue to extend the strike length towards Area 1. Joining the C Zone and Area 1 will be one of the goals of the 2008 program.”

Holes ML-117 to ML-119 and ML-122 to ML-127 were all collared in the central portion of the Upper C Zone resource. These holes include previously released ML-122, which returned the best intersection to date from the CMB Uranium Project, as well as hole ML-126 which returned several higher grade intervals within a broad zone averaging 0.05% U3O8 over 52.0 metres. All of the holes will aid in upgrading the current resource estimate, which will be updated in 2008.

Holes ML-132 to ML-134 and ML-138 to ML-139 all tested the shallow, up-dip portion of the Upper C Zone and intersected uranium mineralization grading up to 0.10% U3O8 over 12.0 metres including 0.21% U3O8 over 4.6 metres in hole ML-139. The grade and width of mineralization intersected in these holes demonstrates the potential to increase the uranium resource in the near surface portion of the C Zone.

Holes ML-128 to ML-129 and ML-135 to ML-137 were all collared outside of the currently defined Upper C Zone resource and represent an additional 75 meters of strike length to the southwest portion of the currently defined resource, where it still remains open. Results from these holes are highlighted by ML-135, which intersected 0.10% U3O8 over 5.0 metres.

Complete assay highlights from holes ML-114 to ML-139 along with current drill sections and maps are posted on the Company website at: http://www.crosshairexploration.com/s/CZone.asp.

Results for over 30 additional holes from the current program are pending and will be released over the coming weeks.

Crosshair has recently suspended its drilling operations on the CMB Uranium Project for winter freeze-up and is currently planning an aggressive 2008 program set to begin early in the New Year that will see three drills turning on the property throughout the winter.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG -Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.